Exhibit 21

Subsidiaries of the Company

Name	Jurisdiction of Incorporation
Kulicke and Soffa AG	Switzerland

Kulicke & Soffa (Asia) Limited	Hong Kong

Kulicke and Soffa (Japan) Ltd.	Japan and Delaware

Kulicke and Soffa Investments, Inc.	Delaware

Micro-Swiss Limited	Israel

K&S Interconnect, Inc.	Delaware

Kulicke and Soffa (Suzhou) Limited	China

Kulicke & Soffa Singapore, Inc.	Delaware

Kulicke and Soffa Pte, Limited	Singapore

AFWH Sub, Inc. (Formerly Circle “S” Industries, Inc.)	Alabama

American Fine Wire Corporation	Alabama

American Fine Wire, Limited	Cayman Islands

Dr. Muller Feindraht AG	Switzerland

Semitec	California

Kulicke & Soffa (S.E.A.) Pte Ltd.	Singapore